Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2013	2012	2011	2010	2009
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$201,650	$158,783	$234,265	$234,252	$176,606
Fixed charges (net of interest capitalized)	25,646	26,882	27,845	29,226	40,797
Distribution of earnings from unconsolidated affiliates	123	16,724	—	11,983	8,680
Total Earnings	$227,419	$202,389	$262,110	$275,461	$226,083

Fixed Charges and Preference Dividends
Interest expense	$22,013	$22,835	$23,058	$24,210	$35,631
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	1,343	1,334	1,260	1,837	948
Interest component of rent expense	2,290	2,713	3,527	3,179	4,218
Total Fixed Charges	25,646	26,882	27,845	29,226	40,797
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$48,492	$49,728	$50,691	$52,072	$63,643

Ratio of Earnings to Fixed Charges	8.87	7.53	9.41	9.43	5.54

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.69	4.07	5.17	5.29	3.55